Exhibit 99.2

POET TECHNOLOGIES INC. (the “Company”)

Suite 501, 121 Richmond Street West, Toronto, Ontario, Canada, M5H 2K1

Facsimile: (416) 861-0749 Telephone: (416) 368-9411

INFORMATION CIRCULAR

(As at July 2, 2014, except as indicated)

The Company is providing this Information Circular in connection with the solicitation of proxies by the management (“Management”) of the Company for use at the annual general and special meeting (the “Meeting”) of the shareholders of the Company to be held at 9:00 a.m. on August 12, 2014 and for the purposes set forth in the Notice of Annual General and Special Meeting. It is expected that the solicitation of proxies will be primarily by mail or by “Notice and Access” to electronic materials available on the internet; however, proxies may also be solicited by directors, officers and certain employees of the Company, without receiving special compensation, by telephone, facsimile (fax) or by other personal contact.  The cost of solicitation of proxies by Management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are shareholders but not the beneficial owners of common shares of the Company (“Shares”) (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, the Management Information Circular, the form of proxy (the “Proxy”) and/or the voting instruction form (the “VIF”) to the beneficial owners.  However any such payments must be pre-approved by the Company.  The Company will furnish to such persons, upon request to the Secretary of the Company, and without additional cost, additional copies of the Notice of Meeting, the Management Information Circular, and the Proxy and/or the VIF.

NOTICE AND ACCESS

In accordance with the Notice and Access rules adopted by the Ontario Securities Commission under NI 54-101, the Company has sent its proxy-related materials (the “Proxy Materials”) to shareholders using the Notice and Access method. Therefore, although shareholders still receive the Proxy and/or VIF in paper copy, the additional Proxy Materials, including this Management Information Circular, the Notice of Meeting, the Annual Report (containing the annual consolidated financial statements and related MD&A) are not physically delivered. Instead, shareholders may access or download the Proxy Materialss from the Company’s website at www.poet-technologies.com/agm or may also access them from SEDAR at www.sedar.com under the Company’s filed documents.  The Company believes that that this delivery method will expedite the receipt of the Proxy Materials by shareholders, reduce its printing and mailing expenses and reduce the environmental impact of disposing of the Proxy Materials after they are no longer useful.

Registered holders or beneficial owners may request paper copies of the Notice and Management Information Circular booklet be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy Materials are posted on the Company’s website. In order to receive a paper copy of the Proxy Materials or if you have questions concerning Notice and Access, please contact the Secretary of the Company, by telephone at 416-368-9411 or by e-mail at agm@poet-technologies.com or call the Company’s registrar and transfer agent, TMX Equity Transfer Sevices Inc. (“TMX Equity”) at 1-866-393-4891.

The purpose of the Proxy and/or VIF which were mailed to shareholders is to designate persons who will vote the Proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the said form.

VOTING PROCESS — REGISTERED SHAREHOLDERS

Appointment of Proxies

The persons named in the Proxy are officers and/or directors of the Company (the “Management Proxyholders”).  A registered shareholder can appoint a person other than the Management Proxyholders, who need not be a shareholder, to represent him or her at the Meeting by inserting such person’s name in the blank space provided in the Proxy or by completing another form of proxy.

A registered shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Proxy. If the shareholder giving the Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Shares represented by the Proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Proxy.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholders will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

Voting Shares by Proxy

Registered shareholders at the close of business on July 2, 2014 may vote their proxies as follows:

Internet voting: Go to the website indicated on the Proxy (http://www.voteproxyonline.com) and follow the instructions on the screen. To appoint a proxyholder, other than Management Proxyholders, to represent you at the Meeting, inserting such person’s name in the blank space provided on the online Proxy. Then complete your voting instructions and submit the form.  The time and date submitted will automatically be recorded.

Voting by mail or facsimile (fax): Complete the Proxy either manually or by typewriter.  To appoint a proxyholder, other than the Management Proxyholders, to represent you at the Meeting, insert such person’s name in the blank space provided in the Proxy. Complete your voting instructions by checking the appropriate boxes on the Proxy, date and sign the form.  You may either send the completed Proxy to TMX Equity by mail or by facsimile.  Do not sent by both methods.  The address is Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 and the facsimile number is 416-595-9593.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by facsimile or over the internet is 9:00 a.m. (Toronto time) on August 8, 2014, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.  A registered shareholder attending the Meeting has the right to vote in person, but he must, before the start of the Meeting, register with the scrutineer of the Meeting.  If he had previously submitted a Proxy, he must specifically request that his proxy be nullified with respect to the matters and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof, thereby permitting him to vote in person. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, TMX Equity, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineer as a registered shareholder personally present and requesting to nullify his proxy to allow him to vote in person.

A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Proxy confers discretionary authority on the persons named in the Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting.  However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

VOTING PROCESS — NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  Many shareholders of the Company are “non-registered” shareholders (“non-registered shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder.  Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for the broker’s clients.  Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own forms and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Shares are voted at the Meeting.  Shares beneficially owned by a non-registered shareholder are registered either:

i)            in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii)         in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

Unless you have previously informed your Intermediary/broker that you do not wish to receive material relating to the Meeting, you should have received a Proxy or a VIF (“VIF”).  In either case you have the right to exercise voting rights attached to the Company’s Shares beneficially owned by you, including the right to attend and vote the Shares directly at the Meeting, assuming that you follow the instructions contained in the said Proxy or VIF.

The documents that you receive and from whom you receive them will vary depending upon whether you are a “non-objecting beneficial owner” (“NOBO”), which means you have provided instructions to your Intermediary that you do not object to the disclosure of the beneficial ownership information about you to the Company, or an “objecting beneficial owner” (“OBO”), which means that you have objected to the disclosure of such beneficial ownership information about you to the Company.

NOBO Shareholders

TMX Equity is handling the mailing to NOBO’s in addition to mailing to the Registered Shareholders.  All NOBO Shareholders of the Company will receive a VIF from TMX Equity.

If you are NOBO shareholder of the Company, and TMX Equity has sent a VIF directly to you, your name and address and information about your holdings of Shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding Shares on your behalf.  By choosing to send the VIF to you directly, the Company has assumed responsibility for (i) delivering the VIF to you, and (ii) executing your proper voting instructions.

Therefore a NOBO Shareholder of the Company can vote the Shares represented by his VIF in a similar manner as registered shareholders.  The process to vote a VIF or to appoint a proxyholder are the same as that described under “Voting Process — Registered Shareholders” on pages 1-2, except that:

•                  the form received by him is a VIF instead of a Proxy; and

•                  a NOBO shareholder cannot attend the Meeting to vote in person unless, at least 48 hours before the Meeting, he appoints himself as a proxyholder according to the instructions provided on the VIF and registers with the scrutineer upon arriving at the Meeting.

OBO Shareholders

In accordance with applicable securities law requirements, the Company will have distributed copies of the Proxy Materials to the clearing agencies and intermediaries for distribution to OBO Shareholders and other non-registered shareholders who are not NOBO shareholders (herein after referred to as the “non-registered shareholders”).  Intermediaries are required to forward the Proxy Materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Proxy Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive Proxy Materials will either:

i)            be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, this VIF will consist of a one page pre-printed form; or

ii)         be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, the signature of the OBO shareholder is not required when submitting the Proxy.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares of the Company that they beneficially own. Since only registered shareholders and their proxyholders may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting, the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should insert the non-registered shareholder’s name or such other person’s name in the blank space provided, and depending on the design of the VIF, may need to strike out the names of the Management Proxyholders listed therein. The voting instructions given to the non-registered shareholder, may provide for voting by telephone, on the Internet, by mail or by fax.  In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

A non-registered shareholder, who has submitted a Proxy, may revoke it by contacting the Intermediary through which the non-registered shareholder’s Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.  This procedure should be initiated sufficiently in advance of the Meeting to ensure there is sufficient time to implement your instructions.

In all cases it is important that the Proxy or VIF be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Failing to follow the proper voting instructions described in the VIF may invalidate your vote and/or not allow you attend and vote in person at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Shares without par value, of which 159,629,759 shares are issued and outstanding.  The Company has fixed the close of business on July 2, 2014 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of and vote at the Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Company has prepared a list of shareholders on the Record Date.  Each shareholder is entitled to one vote for each share held in respect to each matter to be voted at the Meeting.  Only shareholders of record on the Record Date are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except as follows:

Name	Total Shares Held	Percentage of Issued and Oustanding Shares	Total Shares and Convertible Securities	Percentage of Issued and Oustanding Shares on Partially Diluted Basis
Shelton Inwentash (1)	19,275,685	12.08%	13,471,385	18.92%

(1)        Sheldon Inwentash, the President of Pinetree Capital, is deemed an insider because of the number of shares that he beneficialy owns, directly and indirectly, or control or directs, including that number of shares that he could acquire if he exercised his convertible securities. 12,346,185 of the Shares and 7,775,385 of the convertible securities are held by Pinetree Capital Ltd., a company controlled by Mr. Inwentash.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees herein listed.

The Company is required to have an audit committee.  Members of the audit committee and other committees of the Board of Directors of the Company (the “Board”) are as set out in the table below.

The number of directors of the Company to be elected at the Meeting is eight. Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Elected or Appointed as a Director	Number of Securities beneficially owned, directly or indirectly, or controlled or directed å
Peter Copetti Toronto, ON, Canada

Interim CEO of the Company since February 11, 2014; Executive Director of the Company, from June 8, 2012 to February 10, 2014; Chief Operating Officer of Cache Metals from June 2011 to June 2012; Chief Executive Officer of Larrge Global Capital from May 2001 to May 2011.

		June 8, 2012	100,000 common shares æ
Dr. Adam Chowaniec ® © Ottawa, ON, Canada

Electrical Engineering Consultant; Chairman of BelAir Networks from 2002 to 2012; Director of Solantro Networks since 2010; Chairman of Zarlink from 2007 to 2011; Chairman and CEO of Amiga2 Corporation since 2002; Chairman of Tundra Semiconductor from from 2002 to 2009 (and CEO from 1995 to 2002); Chair of Ontario Research and Innovation Council from 2006 to 2009; and Director of the Export Development Corporation of Canada since 2008.

		April 2, 2013	Nil
Sheldon Inwentash Toronto, ON, Canada	Chairman and CEO of Pinetree Capital Ltd.	N/A	19,275,685 common shares é
Ajit Manocha Los Gatos,CA, USA

Executive Director of the Company since July 2014; Chief Executive Officer of Global Foundries from June 2011 to Jan. 2014, from March 2009 to May2011, he served on the boards of Maskless Lithography, SVTC Technologies and Signet Solar and was advisor to Philips Lumileds, ASE, SOITEC and ATIC.

		July 7, 2014	Nil
John F. O’Donnell ® © ™ Toronto, ON, Canada	Independent lawyer practising in Toronto, Ontario since 1973.	February 14, 2012	30,000 common shares
Dr. Samuel Peralta ® © ™ Toronto, ON, Canada	Director of Kinectrics Inc. (formerly Ontario Hydro Research Division) since January 2000; President of Envergence Inc. from December 2004 to June 2007; President & CEO of Qvadis Corp. from 1998-2004.	September 26, 2006 ç è	Nil
Dr. Geoffrey Taylor Storrs-Mansfield, CT, USA	Chief Scientist for ODIS Inc. and OPEL Solar, Inc. since 2000; Professor of Electrical Engineering and Photonics at the University of Connecticut since 1994.	April 2, 2013	1,228,998 common shares
Chris Tsiofas ® ™ Toronto, ON, Canada	Partner with Chartered Accountancy firm of Myers Tsiofas Norheim LLP since 1994; Treasurer, CFO and Co-Managing Partner of The Yorkville Club from May 2004 to 2012.	August 21, 2012	Nil

®             Current Member of the Audit Committee.

©             Current Member of Compensation Committee.

™             Current Member of Corporate Governance and Nominating Committee.

å              Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 2, 2014, based upon information filed on SEDI by the individual directors or furnished to the Company by them.  Unless otherwise indicated, such shares are held directly.

æ                  These shares are beneficially owned by Karen Copetti.

ç                  Notwithstanding the date of election, the elected director took office on January 30, 2007 following the Continuance of the Company into New Brunswick as was contemplated at the time of election.

è                  Dr. Peralta resigned as a director on February 8, 2012 and rejoined the Board on June 8, 2012.

é                  12,346,185 of these shares are held by Pinetree Capital Ltd., a company controlled by Mr. Inwentash.

The following briefly describes the qualification and experience of the nominees to the Board:

Peter Copetti — Mr. Copetti has over 25 years of capital markets and management experience in the private sector.  He has been the chief architect and strategist of the transformation of the Company since joining the Board in June 2012.  Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic optoelectronic integration, leading to POET’s resurgence as a leading platform innovator in the semiconductor industry.  He chaired, from June to December 2012, the Special Committee for the Divestituture of the Company’s solar business, which Committee was disbanded following the successful completion of the divesture.

Dr. Adam Chowaniec — Dr. Chowaniec was previously the founding Chief Executive Officer (CEO) and Chairman of Tundra Semiconductor (acquired by Integrated Device Technology), Chairman of Zarlink (acquired by Microsemi), and Chairman of Bel Air Networks (acquired by Ericsson).  Previously, he was President and CEO of Calmos Systems, acquired by Newbridge Networks and renamed Newbridge Microsystems, where he served as President and as a Vice President of Newbridge Networks. He has also served on the boards of SiberCore Technologies, Liquid Computing, Microbridge, GEAC and Amiga. He currently serves on the board of Solantro Semiconductor (private company).  Dr. Chowaniec holds an M.Sc. in Electrical Engineering from Queen’s University, as well as both a B.Sc. and a Ph.D. from the University of Sheffield. In 2010, he was recognized by the California Computer Museum as one of the founding fathers of the personal computer.

Sheldon Inwentash — Mr. Inwentash is the Chairman and CEO of Pinetree Capital Ltd.  Mr. Inwentash holds the following degrees and/or professional designation:  B. Comm., CA., CPA., LL.D (Honorary).  He brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

Ajit Manocha — Mr. Manocha has over 35 years of experience in the semiconductor industry with deep knowledge of semiconductor technology and operations.  He has worked in all aspects of the business from Research, to Applied Development, to Manufacturing, to worldwide sales to Global Supply Chain & IT, and his most recent role has been as CEO of GlobalFoundries (multi Billion US$ revenue).  He has wealth of experience by working in companies like AT&T, Bell Labs/Microelectronics, Philips Semiconductors (now known as NXP), Spansion, and GlobalFoundries.  He has managed at various executive levels and successfully led very small organizations with <15 people to very large organizations with well over 25,000 people.  Having worked in three continents (Asia, Europe and North America), he has deep knowledge of diversity and various countries’ cultures. He has led more than 20 M&As successfully.  He has also served on various boards as director and chairman.  He is currently representing GlobalFoundries on the Semiconductor Industry Association Board and also serving on the U.S. Presidential Committee for Advanced Manufacturing Partnership..

He is well established in the industry and known as a visionary, thoughtful leader and has strong credibility with customers. He has a passion for people to lead businesses and grow shareholders’ value. He is often labeled as “Mr. FIX IT” - His most recent achievement was to very successfully turnaround GlobalFoundries (which was economically challenged in 2011) within 2+ years. GlobalFoundries under Mr. Manoche’s watch gained significantly higher revenue (2nd ranking) with the development of several new tier-1 customers.

John F. O’Donnell — Mr. O’Donnell earned a BA (Economics) and a LLB and has practiced law in the City of Toronto since 1973. He is currently counsel to Stikeman Keeley Spiegel Pasternack LLP. His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies. Mr. O’Donnell has, in the past, been a founder, officer and/or director of several publicly traded companies and is currently also a director of Montana Gold Mining Company Inc.

Dr. Samuel Peralta — Dr. Peralta has a Ph.D. in physics from the University of Wales; with business certificates from Rotman School of Management and the Schulich School of Business. He brings technical continuity to the Board, with industry-recognized expertise in communications, inspection and robotics, in mobile software and hardware, and business transformation. Dr. Peralta was previously on the board of directors of Axiom NDT,

Envergence and Qvadis, and is also currently business director for Kinectrics Inc. and sits on the board of directors of Windrift Bay Limited, which is in the business of mobile digital media.

Dr. Geoffrey Taylor — Dr. Taylor is the Chief Scientist at POET’s ODIS division and has led development of the Planar Optoelectronic Technology (POET) platform over the past two decades, directing a focused team at the ODIS Research facility in Storrs, Ct.  Dr. Taylor possesses an extraordinary technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications. He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut and is responsible for ODIS’ development efforts at the gallium arsenide (GaAs) growth and fabrication facility. With over 150 papers in the world’s most respected journals, and dozens of patents, Dr. Taylor is widely regarded as the world’s leading authority on GaAs solid-state physics, III-V opto-technology, as well as the pioneer in the development of monolithic integrated opto-electronic circuits.

Chris Tsiofas — Mr. Tsiofas was a founding partner in the Chartered Accountancy firm of Myers Tsiofas Norheim LLP.  Mr. Tsiofas also is an experienced operator of private businesses with the successful divesture of his most recent venture, The Yorkville Club, to North America’s largest segment operator.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)               is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that, while that person was acting in that capacity:

(i)             was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)          was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)               is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)               has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)                has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Shelton Inwentash	Pinetree Capital Ltd. (TSX:PNP)
John F. O’Donnell	Montana Gold Mining Company Inc. (CSE: MGM)

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

The Board has adopted a policy for majority voting for individual directors (“Majority Voting Policy”). Under the Majority Voting Policy, the Proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold from voting on, each director nominee (the “Nominee” or collectively the “Nominees”) separately. If votes “for” the election of a Nominee are fewer than the number voted “withheld”, the Nominee is expected to submit his or her resignation promptly after the meeting of shareholders for the consideration of the Corporate Governance and Nomination Committee (the “CGN Committee”). The CGN Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The Nominee will not participate in any CGN Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections.

EXECUTIVE COMPENSATION

A)       Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to the Company’s senior officers in 2013.

DESCRIPTION AND EXPLANATION OF ELEMENTS OF COMPENSATION PROGRAM

(i)                       The objectives of the Company’s executive compensation program are:

•              to attract, retain and motivate quality executives;

•              to align the interests of executives with those of the Company’s shareholders;

•              to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions;

•             to evaluate executive performance on the financial basis of consolidated sales which the Company believes to be consistent with long-term shareholder value; and

•             to be cognizant of expense management in determination of compensation rewards.

(ii)                    The executive compensation program has been designed to reward executives for:

•              the reinforcement of the Company’s business objectives and values;

•              the attainment of key research and development milestones; and

•             their individual performance and significant achievements.

(iii)                 The executive compensation program consists of the following elements base salary, variable pay compensation and stock option incentives.

(iv)                In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals. Additionally, the variable pay compensation plan is a retention tool, used to help maintain a low executive attrition. Previously, the pre-established, company-wide quantitative target(s) used to determine variable pay compensation plans were generally set at the beginning of each fiscal year, and awards under this plan, if any, were made annually by way of cash payments and/or stock options grants in the first quarter of the next fiscal year.  With the financial difficulties encountered in 2011-12, the many changes in Management during 2012 and the divesture of the Solar Business, the Company set aside the previously established procedures for determining variable pay compensation and has not yet put in place new procedures.  Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company.  Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company.  Stock options are also granted at other times during the year.  As the Company is still continuing to develop its POET Technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments. As a result, the Board has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid-and long-term. Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

(v)                   Determination of the Amount of Each Compensation Program Element - In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee.  The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining officer’s compensation, the Compensation Committee receives input from the Executive Chairman of the Board, and the Chief Executive Officer of the Company.

Base Salary - The base salary for officers, is reviewed by the Compensation Committee of the Board, within a reasonable time prior to the expiry of the current employment or consulting agreement,  with input and direction being provided by the Executive Chairman of the Board, and the Chief Executive Officer of the Company. The base salary review takes into consideration the current competitive market conditions, experience, proven and/or expected performance, and the particular skills of the officer.

For more information on salaries paid to the executives, refer to the Summary Compensation Table on pages 11-12.

Variable Pay Compensation — The Company has no current procedure to assess each officer’s role in adding to the Company’s growth and managing the Company’s business.  The variable cash pay component of executive compensation was suspended in 2011.  However, there are occasions when there can be significant officer achievements that further the business potential of the Company or create vital successes to the Company.  Therefore, there are times when a discretionary variable pay award may be made to an officer.  This type of payment is done after presenting the achievement to the Compensation Committee.  If deemed important to the success of POET’s business, the Committee can approve such an ad hoc variable payment.  Stock Options are a non-cash component of the Variable Pay Compensation and are discussed below.

Stock Options - The Board, based on recommendations of the Compensation Committee where appropriate, makes the following determinations:

•            it selects officers and other persons who are entitled to participate in the Stock Option Plan;

•            it determines the number of options granted to such individuals;

•            it determines the date on which each option is granted and the corresponding exercise price; and

•            it determines the vesting schedule for the stock options granted.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan.  For more information refer to the section entitled “B) Option-Based Awards”.

(vi)                Each element of the compensation program has been designed to meet one or more objectives of the overall executive compensation plan. The fixed base salary of each officer, combined with the variable pay compensation and stock options, has been designed to provide the total compensation package which the Board believes is reasonably competitive with that provided by other companies in the peer group and others of comparable size engaged in similar business in appropriate regions.  In addition, the variable pay compensation has been designed to align the interests of executives with those of the Company’s shareholders and to evaluate financial performance on the basis of consolidated sales.  Option grants are designed to align executives’ and shareholders’ interests and to provide longer term compensation incentives.

REVIEW AND APPROVAL

The Compensation Committee of the Board is responsible for making recommendations for approval by the Board with respect to remuneration of executives of the Company including the President and Chief Executive Officer of the Company and senior officers of the Company. All executive compensation components are reviewed by the Compensation Committee as needed and its recommendations are subject to approval of the Board, as appropriate.

B)       Option-Based Awards

The Company’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Compensation Committee and the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options.  With these guidelines, the Board ensures that such new grants are in accordance with the policies of the TSX Venture Exchange (“TSXV”), and closely align the interests of the executive officers with the interests of shareholders.

The exercise of options by an Optionee, who is an officer, employee or director of the Company, will generally create an immediate tax liability to the Optionee as follows:

•            If the said Optionee resides in Canada, he will be deemed, whether or not the shares were sold, to have received an employment income equal to the value of the option exercised and will be required to pay the Company, in addition to the cost of exercise, an amount equal to the tax liability of the deemed employment income, in order for the Company to remit withholding taxes to Canada Revenue Agency following the exercise.  Subsequent capital gains or losses will be calculated based on the market price on the day of exercise, but capital losses cannot offset the deemed employment income.

•            If the said Optionee resides in the USA, he will be required, for the tax year of the exercise, to pay income tax on the value of the option exercised, equal to the amount of short-term or long-term Capital Gain tax rates when the shares are sold, or if applicable, according to Alternative Minimum Tax rates.  Depending on the circumstances, the Company may be required to collect from the said Optionee, a withholding tax in order for the Company to remit to the IRS following the exercise.

Optionees can exercise their options at any time at their discretion, and, except for times when the officers, directors and employees are prohibited from trading under the corporate governance policies of the Company (when the “Trading Window” is closed), are also free to to sell their shares acquired through exercising their options at any time at their discretion, subject to notification to Management.  Options exercised while the Trading Window is closed can only be sold after the Trading Window reopens. The Company has entered into an agreement with Solium Capital Inc. to provide a broker assisted exercise program for Optionees under the Company’s Stock Option Plan.

C)       Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company (to the extent required by Form 51-102F6) earned by each Named Executive Officers (“NEO”).  Form 51-102F6 defines “NEO” or “named executive officer” to mean each of the following individuals: (a) a CEO; (b) a CFO; (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

			Share-	Option-Based Awards (1)		Non-Equity Incentive Plan Compensation (US$)
			Based			Annual	Long-term	Pension	All Other	Total
NEO Name and		Salary	Awards (1)	No. of		Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	(US$)	(US$)	Shares	(US$)	Plans	Plans	(US$)	(US$)	(US$)

Peter Copetti (2)	2013	180,782	N/A	300,000	110,996	Nil	Nil	Nil	56,495	348,273
Interim CEO and	2012	58,800	N/A	3,000,000	663,388	75,000	Nil	Nil	Nil	797,188
Executive Chairman

Leon M. Pierhal (3)	2013	254,407	N/A	300,000	110,996	Nil	Nil	Nil	46,247	411,650
President	2012	233,786	N/A	1,125,000	317,411	Nil	Nil	Nil	Nil	551,197
	2011	240,000	N/A	775,000	511,724	Nil	Nil	Nil	Nil	751,724

Kevin Barnes (4)	2013	67,793	N/A	200,000	68,886	Nil	Nil	Nil	Nil	136,679
CFO	2012	42,000	N/A	125,000	41,747	Nil	Nil	Nil	Nil	83,747

Mark Benadiba (5)	2013	94,911	N/A	300,000	110,996	Nil	Nil	Nil	NIl	205,907
Vice Chairman	2012	58,800	N/A	3,000,000	663,388	Nil	Nil	Nil	Nil	722,188

			Share-	Option-Based Awards (1)		Non-Equity Incentive Plan Compensation (US$)
			Based			Annual	Long-term	Pension	All Other	Total
NEO Name and		Salary	Awards (1)	No. of		Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	(US$)	(US$)	Shares	(US$)	Plans	Plans	(US$)	(US$)	(US$)
Stephane Gagnon (6)	2013	28,247	N/A	800,000	253,805	Nil	Nil	Nil	Nil	282,052
Senior VP
Operations

Christopher Lee	2013	135,587	N/A	500,000	179,173	Nil	Nil	Nil	Nil	314,760
Shepherd (7)	2012	20,000	N/A	1,000,000	357,275	Nil	Nil	Nil	Nil	377,275
VP Technologies

NOTES:

(1)         The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation for 2012: weighted average risk-free interest rate of 1.41%, weighted average dividend yield of 0%, weighted average volatility of 116% and weighted average estimated life of 5.75 years. The Company chose this methodology because it is the industry standard.  The exchange rate used in these calculations to convert CAD to USD was 0.9416 for 2013, 1.0078 for 2012 and 0.9792 for 2011, being the closing price at end of each year.

(2)         Mr. Copetti was Executive Director in 2013.  He took office on June 8, 2012 and became Interim CEO and Executive Chairman on February 10,  2014

(3)         Mr. Pierhal was the CEO in 2013, 2012 and 2011.  He also serves as a director of the Company, but receives no additional compensation for services as a director.

(4)         Mr. Barnes served as Controller of the Company until November 30, 2012 and CFO since December 1, 2012.

(5)         Mr. Benadiba was Executive Chairman of the Board in 2013.  He took office on June 8, 2012.  He resigned as a director on July 1, 2014.

(6)         Mr. Gagnon took office on November 4 , 2013

(7)         Mr. Shepherd took office on November 1, 2012.

D)       Incentive Plan Awards

(i)        Incentive Plan Awards

The following table sets forth information concerning all awards outstanding under the Stock Option Plan of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards					Share-Based Awards
							Market or Payout
	No. of Shares				Value of	Number of	Value of Share-
	Underlying	Option			Unexercised	Shares or Units	Based Awards
	Unexercised	Exercise		Option	In-The Money	of Shares That	That Have Not
	Options	Price		Expiration	Options (1)	Have Not Vested	Vested
NEO Name	(#)	($/share)		Date	(US$)	(#)	(US$)
Peter Copetti	2,500,000	CA$	0.235	16-Feb-2022	670,872	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	35,309	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A

Leon M. Pierhal	100,000	CA$	0.16	13-Feb-2014	33,897	N/A	N/A
	625,000	CA$	0.23	16-Feb-2022	170,660	N/A	N/A
	75,000	CA$	0.28	17-Mar-2020	16,948	N/A	N/A
	800,000	CA$	0.345	19-Aug-2020	131,820	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	35,309	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A
	500,000	CA$	0.51	28-Sep-2021	14,708	N/A	N/A
	75,000	CA$	0.76	28-Feb-2021	Nil	N/A	N/A
	200,000	CA$	1.21	11-May-2021	Nil	N/A	N/A

	Option-Based Awards					Share-Based Awards
							Market or Payout
	No. of Shares				Value of	Number of	Value of Share-
	Underlying	Option			Unexercised	Shares or Units	Based Awards
	Unexercised	Exercise		Option	In-The Money	of Shares That	That Have Not
	Options	Price		Expiration	Options (1)	Have Not Vested	Vested
NEO Name	(#)	($/share)		Date	(US$)	(#)	(US$)
Kevin Barnes	25,000	CA$	0.23	16-Feb-2022	6,826	N/A	N/A
	10,000	CA$	0.28	17-Mar-2020	2,260	N/A	N/A
	100,000	CA$	0.44	14-Nov-2018	7,533	N/A	N/A
	100,000	CA$	0.445	15-Nov-2017	7,062	N/A	N/A
	100,000	CA$	0.49	13-Aug-2018	2,825	N/A	N/A
	25,000	CA$	0.51	28-Sep-2021	235	N/A	N/A
	50,000	CA$	0.76	28-Feb-2021	Nil	N/A	N/A

Mark Benadiba	2,500,000	CA$	0.23	16-Feb-2022	670,872	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	35,309	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A

Stephane Gagnon	300,000	CA$	0.43	4-Oct-2018	25,422	N/A	N/A
	500,000	CA$	0.44	14-Nov-2014	37,663	N/A	N/A

Christopher Lee	500,000	CA$	0.43	25-Oct-2017	42,371	N/A	N/A
Shepherd	500,000	CA$	0.445	15-Nov-2017	35,309	N/A	N/A
	300,000	CA$	0.46	27-Jun-2018	16,948	N/A	N/A
	200,000	CA$	0.49	13-Aug-2018	5,649	N/A	N/A

(1) This amount is calculated based on the difference between the market value of the shares underlying the vested and unvested options at the end of the most recently completed financial year, being CA$0.52 (US$0.49), and the exercise or base price of the option.  The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the rate on December 31, 2013.

(ii) Outstanding Share-Based Awards and option-Based Awards — Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (2) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Peter Copetti	348,383	N/A	Nil
Leon M. Pierhal	129,467	N/A	Nil
Kevin Barnes	11,417	N/A	Nil
Mark Benadiba	348,383	N/A	Nil
Stephane Gagnon	6,473	N/A	Nil
Christopher Lee Shepherd	44,019	N/A	Nil

(1)      This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award.  For the NEOs to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the rate on December 31, 2013.

(2)       This amountt is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

(iii) Narrative Discussion

The current stock option plan of the Company is the 2013 Fixed Stock Option Plan (the “2013 Plan”) which was approved by the disinterested shareholders of the Company on June 21, 2013 and accepted for filing by the TSXV).  Under the 2013 Plan, the Company is required to reserve a number of shares eligible for granting under the Plan, which needs to be approved by shareholders and cannot exceed 20% of the issued and outstanding shares. The 2013 Plan reserved 26,475,000 shares as the maximum number (the “Fixed Number”) of common shares which may be issued pursuant to options granted under the 2013 Plan and previous plans.

On July 3, 2014, the directors amended the 2013 Plan to increase the Fixed Number to 31,925,000, being a net increase of 5,450,000.  Unless otherwise noted, reference to either the 2013 Plan or the proposed amendments herein shall be referred to as the “Plan”).  The New Fixed Number, represented 20% of the current issued and outstanding shares of the Company at the time of the amendment.  The amended Plan (hereinafter referred to as the “2014 Plan”) is being submitted to shareholders for approval.  For more information refer to the section entitled “Approval of Stock Option Plan” on page 21-22.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options are exercisable over periods of up to ten (10) years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the last trading day before the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV.  Pursuant to the Plan, the Board may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  In addition, as a percentage of the issued and outstanding shares at the time of grant, the number of shares which may be reserved for issuance:

(a)                   to all optionees under the Stock Option Plan in aggregate shall not exceed 20%;

(b)                   to all insiders as a group may not exceed 20%; and

(c)                    to any one individual may not exceed 2% on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

Any options granted under the Plan generally vest as to 25% upon regulatory approval and 25% every 6 months thereafter. However, the Board can vary the vesting schedule for differing purposes, subject to complying with TSXV Policies.

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.  The exercise price for options is generally set at the closing price of the common shares of the Company as of the last trading day prior to the date of the grant of the options, in accordance with TSXV Policies.

As at December 31, 2013, the number of outstanding options granted under the Stock Option Plan was 16,361,282.  For more information, refer to Note 11 “Stock Option and Contributed Surplus” in the Company’s audited financial statements for the year ended December 31, 2013.  The criteria for determining awards to the NEOs is described on page 9 under the “Stock Options” subsection of “Description and Explanation of Elements of Compensation”.

The Company’s Non-Equity Incentive Plan for compensation to the NEOs along with the criteria for determining awards is described on page 9 under the “Variable Pay Compensation” subject of “Description and Explanation of Elements of Compensation”.

E)       Pension Plan Benefits

(i)               Defined Benefit Plans

The Company does not provide a defined benefit plan to the NEOs or any of its employees.

(ii)           Defined Contribution Plans

The Company offers a defined contribution plan that is a 401K Plan for the US Subsidiary but does not contribute toward such plan.

(iii)       Deferred Compensation Plans

The Company does not have any Deferred Compensation Plans other than that described above.

F)       Termination and Change of Control Benefits

The Company and/or its subsidiaries have employment contracts with the following Named Executive Officer as follows:

•                  Mr. Copetti entered into an Employment Agreement, effective January 1, 2014 (the “Agreement”), for a period ending on December 31, 2014 and providing for monthly fees of CA$ 20,000, severance of 12 months on termination of employment. The Agreement provides for severance payments upon termination of employment including the payment of salary through the end of the employment period, a pro-rata bonus (if any), cash payment equivalent to 12 months of salary and the immediate vesting of all unvested stock options, which shall be exerciseable for a 12 month period after the date of termination.  Prior to the Agreement, Mr. Copetti had a consulting contract dated June 8, 2012 for a period of one year providing a monthly fees of CA$ 8,400, which had been amended in January 2013, to increase the fees payable to $16,000 per month and extend the term to 18 months.

•                  Mr. Pierhal has an an Amended and Restated Employment Agreement dated February 16, 2014 for a period of one year, with automatic yearly renewals and provided a current annual base salary of US$ 185,000.  This employment contract provides for severance payments upon termination of employment including the payment of salary through the end of the employment period, a pro-rata bonus (if any), cash payment equivalent to 12 months of salary and the immediate vesting of all unvested stock options, which shall be exerciseable for a 12 month period after the date of termination. The employment contract also provides for an “Assignment of Inventions” which assigns inventions to the Company and includes covenants against disclosure, competition and solicitation.

•                  Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year at a monthly rate of CA$6,000.  The arrangement may be terminated by the Company without cause on six months’ notice or equivalent compensation.

•                  Mr. Benadiba has a consulting agreement dated June 8, 2012, as amenderd February 10, 2014, with the Company, for a period ending on December 31, 2014 and providing for current monthly fees of CA$ 5,000.  There is no provision for severance on termination.

•                  Mr. Gagnon has an employment contract dated November 4, 2013 that continues indefinitely at a yearly salary of CA$180,000.  This employment contract provides for severance, on termination of employment for other than cause, of six months plus one month per year of service completed.

•                  Mr. Shepherd has a consulting contract, through his wholly-owned company IT Millwrights Corporation, dated November 1, 2012, as amended on January 1, 2014, for a period ending on December 31, 2014, providing monthly fees currently not to exceed CA$ 15,000.  There is no provision for severance on termination.

G)     Compensation of Directors

(i) Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

	Fees or	Share- Based	Option-Based Awards (2)(3)		Non-Equity Incentive Plan	Pension	All Other
Director Name (1)	Salary (2) (US$)	Awards (US$)	No. of Shares	Value (US$)	Compensation (US$)	Value (US$)	Compensation (US$)	Total (US$)
Samuel Peralta	44,228	N/A	300,000	110,996	N/A	N/A	N/A	155,225
John F. O’Donnell (4)	45,397	N/A	300,000	110,996	N/A	N/A	N/A	156,394
Chris Tsiofas	32,489	N/A	300,000	110,996	N/A	N/A	N/A	143,486
Dr. Adam Chowaniec (5)	10,357	N/A	1,100,000	410,481	N/A	N/A	N/A	420,838
Dr. Geoffrey Taylor (6)	159,996	N/A	800,000	305,306	N/A	N/A	N/A	465,302

(1)             Relevant disclosure has been provided in the Summary Compensation Table above, for directors who are also Named Executive Officers.

(2)             The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the rate on December 31, 2013.

(3)             The Company used the Black-Scholes model as the methodology to calculate the grant date fair value.

(4)             The firm of Stikeman Keeley Spiegel Pasternack LLP of which Mr. O’Donnell is counsel was paid the sum of $91,317 for legal fees and disbursements incurred in 2013.

(5)             Dr. Chowaniec joined the Board on April 2, 2013.

(6)             Dr. Taylor joined the Board on April 2, 2013.

(ii)    Narrative Discussion

During 2013, directors, other than the Named Executive Officers, were entitled to receive an annual fee of $18,000 plus $1,000 per meeting other than impromptu telephone meetings for which the fee is $500 per meeting, to be paid quarterly.  The Chairman of the Board, if not an executive, was entitled to receive an additional $8,000 annually and the Committee Chairs were entitled to receive an additional $6,000 annually.  The directors were also entitled to be reimbursed for their actual out of pocket expenses incurred in carrying out their duties.  A Director’s involvement in special assignments or services as consultant or expert will be negotiated on a case by case basis.

The directors participate in the Company’s Stock Option Plan for the granting of incentive stock options to the officers, employees and directors, which Plan is described under the subsection “Narrative Description” of “Incentive Plan Awards” on pages 12. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

(iii)        Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information as at December 31st, 2013, the end of the most recently completed financial year, concerning all awards outstanding under incentive plans of the Company, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-Based Awards					Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Dr. Adam Chowaniec	300,000	CA$	0.46	27-Jun-2018	16,948	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474
	500,000	CA$	0.51	2-Apr-2018	40,959	N/A	N/A

John F. O’Donnell	150,000	CA$	0.23	16-Feb-2022	40,959	N/A	N/A
	12,500	CA$	0.345	19-Aug-2020	2,060	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	68,027	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A

Samuel Peralta	500,000	CA$	0.235	08-Jun-2017	173,846	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	68,027	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A

Chris Tsiofas	500,000	CA$	0.275	15-Nov-2017	153,690	N/A	N/A
	500,000	CA$	0.445	15-Nov-2017	68,027	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A

Geoffrey Taylor	75,000	CA$	0.23	16-Feb-2022	20,479	N/A	N/A
	30,000	CA$	0.28	17-Mar-2020	6,779	N/A	N/A
	10,000	CA$	0.345	19-Aug-2020	1,648	N/A	N/A
	75,000	CA$	0.42	21-May-2014	7,062	N/A	N/A
	1,500,000	CA$	0.445	15-Nov-2017	105,927	N/A	N/A
	300,000	CA$	0.49	13-Aug-2018	8,474	N/A	N/A
	100,000	CA$	0.51	28-Sep-2021	4,708	N/A	N/A
	500,000	CA$	0.51	2-Apr-2018	942	N/A	N/A
	75,000	CA$	0.23	28-Feb-2021	Nil	N/A	N/A

(1)         This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CA$0.52 (US$0.49), and the exercise or base price of the option.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the rate on December 31, 2013.

(iv)         Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Samuel Peralta	94,158	N/A	N/A
John F. O’Donnell	53,199	N/A	N/A
Chris Tsiofas	95,923	N/A	N/A
Geoffrey Taylor	104,044	N/A	N/A

(1)         This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting.  None of these options were exercised.

(2)         The exchange rate used in these calculations to convert CAD to USD was 0.9416, being the rate on December 31, 2013.

H)    Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at December 31, 2013, being the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation
Equity compensation plans approved by securityholders 2013 Stock Option Plan	23,732,750	CA$	0.394	2,541,000
Equity compensation plans not approved by securityholders 2014 Stock Option Plan (1)	Nil		N/A	Nil
Total	23,732,750	CA$	0.394	2,541,000

(1)       The 2014 Stock Plan was put in place after December 31, 2013 and no options have been issued thereunder.

INDEBTEDNESS TO COMPANY OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at the date hereof, there is no indebtedness of any current or former director, executive officer or employee of the Company or any subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)                is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)             whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of Management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors and potentially, the amendment of the Company’s stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except for stock option grants.

APPOINTMENT OF AUDITORS

Marcum LLP, Certified Public Accountants, of New Haven, Connecticut, were first appointed as auditors of the Company on June 18, 2010.  On July 21, 2013, shareholders of the Company re-appointed Marcum as auditors of the Company for the ensuing year.

Accordingly, at the Meeting, shareholders will be asked to appoint Marcum LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Marcum LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument (“NI”) 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  NI 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company’s current Board consists of 8 directors, only three (3) of whom are independent based upon the tests for independence set forth in NI 52-110.  Adam Chowaniec, Samuel Peralta and Chris Tsiofas are the independent directors.  Leon M. Pierhal is not independent as he is the President of the Company.  Peter Copetti is not independent as he the Interim CEO and Executive Chairman.  Ajit Manocha is not independent as he is the Vice-Chairman of the Board of Directors of the Company.  John O’Donnell is not independent as he acts as legal counsel to the Company.  Geoffrey Taylor is not independent as he is the Company’s Chief Scientist.

Management Supervision by Board

During 2013, independent supervision of Management was accomplished through having three (3) independent Board members, notwithstanding that the Chairman of the Board was not independent.  The Board considered that Management was effectively supervised by the independent directors as the independent directors were actively and regularly involved in reviewing and supervising the operations of the Company and had regular and full access to Management.  The CEO and CFO reported upon the operations of the Company separately to the independent directors of the Board at such other times throughout the year as was considered necessary or advisable by the independent directors.  The independent directors were encouraged to meet at any time they consider necessary without any members of Management including the non-independent directors being present, and generally did so several times per year by adjourning Board meetings and asking all persons who were not independent directors to leave the room.  The Company’s auditors, legal counsel and employees may have been invited to attend.  Further supervision was performed through the Audit Committee composed of a majority of independent directors, who meet with the Company’s auditors without Management being in attendance, generally on a quarterly basis and at least once a year.  Additional supervision was performed through the Compensation Committee and the Corporate Governance and Nominating Committee (the “CGNC”), both of which were composed of a majority of independent directors.  In March 2013, the CGNC recommended the addition of two new directors with photonics expertise.  In June 2014, the CGNC further recommended two new Board members to replace Messrs. Benadiba and Pierhal.  The CGNC has determined that the current constitution of the Board of eight (8) directors is appropriate for the Company’s current stage of development.

Participation of Directors in Other Reporting Issuers

No director of the Company, nor any proposed nominee for election as a director, hold directorships in other reporting issuers, except for John F. O’Donnell who is a director of Montana Gold Mining Company (CSE: MGM) and except for Shelton Inwentash who is director of Pinetree Ltd. (TSX: PNP).

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.              information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;

2.              access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

3.              access to Management and technical experts and consultants; and

4.              advice to consult on the internet the TSXV Policy relating to Corporate Governance and applicable regulations and policies and also the applicable securities laws, rules and regulations.

Board members are encouraged to communicate with Management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.  The Board has adopted a Code of Conduct in December 2007 and has instructed its Management and employees to abide by the provisions of the Code.  A copy of said code is posted on the Company’s website <www.poet-technologies.com>.

The directors of the Corporation are responsible for monitoring compliance with this Code, for regularly assessing its adequacy, for interpreting this Code in any particular situation and for approving any changes to this Code from time to time.

Investor Relations Disclosure Policy

The Board has established a Company Disclosure Policy related to disclosure and external communications, which applies to all officers, directors and employees of the Company.  The purpose of the Policy is to ensure compliance with legal and regulatory requirements, when preparing public disclosure documents, answering investor inquiries and/or attending conferences or meetings with its analysts and institutional shareholders.  This policy covers disclosures in documents filed with the securities regulators and written statements made in POET’s annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements, and information contained on POET’s website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, and conference calls.

Trading by Insiders

Insiders of the Company are expected to comply with all applicable Regulatory Laws, Rules and Regulations with respect to buying and selling shares of the Company.  In addition, the Company has well-defined criteria for when the Trading Window for Officers and directors opens and closes as per the Company’s Securities Trading Policy posted on its website <www.poet-technologies.com>, the purpose of which is to ensure that Insiders do not trade shares of the Company at inappropriate times.  Insiders are expected to abstain from trading the shares of the Company when the Trading Window is closed.

Nomination of Directors

The Board established a Corporate Governance and Nominating Committee (the “CGNC”) currently composed of John O’Donnell (Chairman of the CGNC), Samuel Peralta and Chris Tisiofas. The CGNC has the responsibility for identifying potential Board candidates. The CGNC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the semi-conductor and infrared industries are consulted for possible candidates.  The Board has adopted a written charter that sets forth the responsibilities of the CGNC.  The Charter was recently amended and a copy is posted on the Company’s website <www.poet-technologies.com>.

Compensation of Directors and the CEO

On December 14, 2007, the Company established a Compensation Committee (the “CC”) to be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors’ compensation.  The CC also reviews and recommends incentive stock option awards under the Company’s Stock Option Plan.  The current members of the CC are Adam Chowaniec, John O’Donnell and Samuel Peralta (Chairman of the CC).

The CC discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company.  The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies.  The CC is responsible for evaluating the compensation of the senior Management and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment.  Specifically, the CC is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all Management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the CEO; (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the CC’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the CC will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the CC and settling the reports required to be made by the CC in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Board Committees

In addition to its responsibility for nominating directors, the CGNC also has the responsibility for monitoring corporate governance compliance and setting corporate governance policy.

On June 10, 2013, the Board established a Special Strategic Committee on POET (“SSC”) to evaluate strategic alternatives in relation to the sale or licensing of the Company’s proprietary POET platform, to deliver recommendations to the Board and to carry out any selected transactions to completion as confirmed by the Board. The Company also formed an SSC Advisory Board to advise the SSC on technical issues.  On December 31, 2013, the Company disbanded the SSC, having completed the tasks for which it was formed and made its recommendations to the Board..

As the directors are actively involved in the operations of the Company, the Board has determined that additional committees, other than the AC, the CGNC and the CC, are not necessary at this stage of the Company’s development.

Assessments

Prior to June 2012, the Board annually, and at such other times as it deemed appropriate, reviewed the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducted informal surveys of its directors, received reports from the CGNC on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.

The Board did not see the necessicity of carrying out an assessment during 2013, but expect do so going forward.

Audit Committee

A)  THE AUDIT COMMITTEE’S CHARTER

The current Audit Committee Charter was put in place on December 14, 2007, a copy of which can be found in Schedule “A”.

B)  COMPOSITION OF THE AUDIT COMMITTEE

The following are the current members of the Committee:

Name	Independent / Not independent 	Financially literate / Not Financially literate 
Chris Tsiofas	Independent	Financially literate
Samuel Peralta	Independent	Financially literate
John O’Donnell	Not independent	Financially literate

  As defined by National Instrument 52-110 (“NI 52-110”).

C) RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

Chris Tsiofas, the Chairman of the Audit Committee, holds B. Comm. from the University of Toronto.  He has been a member of the Institute of Chartered Accountants of Ontario since 1993 and also a member of the Canadian Tax Foundation.  He is a Partner with Myers Tsiofas Norheim LLP and previously worked in the tax practice division of Coopers & Lybrand (now PriceWaterhouseCoopers).

Samuel Peralta holds a Ph.D. and a Certificate in Accounting from Edinburg Business School, UK which was complemented by Management, Accounting and Financial studies at York University (Schulich School of Business) and University of Toronto (Rotman School of Management).  He has been a senior officer and director of several public and private companies.  He has worked for Ontario Hydro and Kinectrics Inc. for 22 years, with unit responsibility for profit & loss, capital investment and other financial-related matters.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973, primarily in the field of corporate and securities law.  Over the years, he has been counsel to and has served as an officer and director of several publicly traded companies and as such has been involved in the review and analysis of numerous financial statements. Mr. O’Donnell has taken formal accounting courses and has been responsible for overseeing the completion of financial statements for his own business.  With his vast experience in corporate and securities law and in corporate governance, he provides invaluable advice to the Audit Committee.

All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

D) AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

E) RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

F) PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above in paragraph 7 (e) of the Audit Committee Charter.

G) EXTERNAL AUDITORS SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012 (1)	$60,000	$3,000	$19,900	$31,000
December 31, 2013 (1)	$56,500	$35,300	$12,650	Nil

(1)           The fees include those for the subsidiaries of the Company, since the audits were completed by the same firm.

Expectations of Management

The Board expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company is seeking shareholders’ approval for: (a) amendments to the Company’s Stock Option Plan, (b) amendment to the Company’s By-Law 1, (c) the consolidation of the Company’s Common Shares and accompanying filing of Articles of Amendment, and (d) ratification of the Company’s Shareholders’ Rights Plan.

A)       Approval of Stock Option Plan

Introduction

On June 21, 2013, Shareholders of the Company approved the 2013 Plan whereby the number of Shares (the “Fixed Number”) issuable under the Plan had been increased to 26,475,000 representing 20% of the issued and outstanding shares of the Company at the time approved by the directors.

On July 3, 2014, the directors amended the Plan to increase the Fixed Number to 31,925,000, being a net increase of 5,450,000.  The Plan, was amended to bring it in line with the current TSXV Policies, to increase the Fixed Number and to change the Form of Option Agreement.  The New Fixed Number, represents 20% of the current issued and outstanding shares of the Company at the time of the amendment.  Since the Plan was approved by shareholders on June 21, 2013, an aggregate of 481,250 shares were issued pursuant to option exercises under the Plan.

The amended Plan (hereinafter referred to as the “2014 Plan”) is being submitted to shareholders for approval.  The full text of the 2014 Plan is attached hereto as Schedule “C” and is available from the Company’s website.  If the 2014 Plan is approved by Shareholders, it will be filed on SEDAR as a Material Document.

To be effective, the Company must obtain approval of a simple majority of the shareholders at the Meeting, to the increase in the number of options, but excluding insiders and their associates, (the “disinterested shareholders”) with respect to the adoption of the 2014 Plan.  For the purposes hereof, an “Insider” is a director or senior of the Company, a director or senior officer of a company that is itself an Insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Text of Resolution

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

RESOLVED to:

(a)        approve the amendment of the Company’s stock option plan (the “Plan”) to increase the number of common shares of the Company reserved for issuance under the Plan (the “Fixed Number”) from 26,475,000 to 31,925,000 Plan, pursuant to which the Board of Directors may, from time to time, grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries; and

(b)         (with all Interested Parties abstaining from voting) approve and ratify the 2014 Plan, in the form set out in Schedule “C” of the Information Circular, providing for the grant of options under the Plan and under all other previously established share compensation arrangements.

Recommendation of Directors

The Board recommends that the holders of Common Shares vote in favour of the amendments to the Plan and the adoption of the 2014 Plan. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the Stock Option Plan.

B)       Adoption of Amendment to By-Law No. 1

Introduction

On July 3rd, 2014, the Board approved an amendment to the existing By-law No. 1 of the Company (the By-Law Amendment”).  At the Meeting, or any adjournment thereof, the shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, a resolution amending existing By-law No. 1 (the ‘‘By-law Resolution’’). The purpose of the amendment is to incorporate changes required to allow the Company to utilize the Direct Registration System (“DRS”).

The amendment contemplates the possibility that the shares of the Company be issued and traded via the DRS. The DRS provides for the electronic direct registration of shares in a shareholder’s name on the books of the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically. The DRS provides shareholders with an alternate approach to holding their shares in certificate or “street” form. Under the DRS, shareholders can elect to have their shares registered directly on the issuer’s records in book-entry form. A shareholder electing to hold a share in a DRS book-entry position receives a statement from the issuer or its transfer agent evidencing ownership of the share. The shareholder can subsequently electronically transfer the DRS book-entry position to its bank or broker/dealer.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to adopt a resolution in substantially the form set out below (the “By-Law Amendment Resolution”), approving, ratifying and confirming the By-Law Amendment:

To be effective, the By-Law Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The By-Law Amendment became effective upon its approval by the Board.  However, pursuant to the provisions of the Act, the By-Law Amendment will cease to be effective unless approved, ratified and confirmed by a resolution adopted by a simple majority of the votes cast by shareholders at the Meeting.  The full text of the By-Law Amendment is set forth in Schedule “B” to this Circular.

Text of the By-Law Resolution

The text of the special resolution which Management intends to place before the Meeting for consideration and approval, with or without modification, is as follows:

RESOLVED THAT:

a)       By-law No. 1, being a by-law relating generally to the transaction of the business and affairs of the Company be and the same is hereby amended to enable the Company utilize the Direct Registration System (“DRS”) by the addition to By-Law No.1 of the paragraph set out in the form attached in Schedule ‘‘B’’ to the Management Information Circular of the Company dated July 2, 2014; and

b)       any director or officer of the Company is authorized to do all such things and execute all instruments and documents on behalf of the Company as such director or officer, in such director’s or officer’s sole discretion, considers necessary or desirable to carry out this resolution.

Recommendation of Directors

The Board believes that the By-Law Amendment is in the best interest of the Company and recommends that the holders of Common Shares vote in favour of the By-law Resolution. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the By-law Resolution.

C)    Approval of Consolidation of the Company’s Shares

Introduction

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, a special resolution (the ‘‘Consolidation Resolution’’) in the form set out below, authorizing, subject to regulatory approval, the filing of articles of amendment to consolidate the Company’s common shares on the basis of one new share for a maximum of every five shares of the Company issued and outstanding (the “Consolidation”) and change the name of the Company to POET Technologies Corp. (the ‘‘Name Change”) under the Ontario Business Corporations Act (the “OBCA”).

Subject to the approval of the TSXV, approval of the special resolution by holders of common shares would give the Board authority to implement the Consolidation at any time prior to the next annual meeting of Shareholders. Notwithstanding approval of the proposed Consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Consolidation without further approval or action by or prior notice to shareholders. The Board has not yet determined whether it will in fact complete the Consolidation or, if there is a Consolidation, that the ratio will be in the maximum amount for with authorization requested.

The background to and reasons for the Consolidation, and certain risks associated with the Consolidation and related information, are described below.

Background to and reasons for the Consolidation

The Board believes that it may be in the best interests of the Corporation to reduce the number of outstanding Shares by way of the Consolidation.  The potential benefits of the Consolidation include:

•                  Greater investor interest - a higher post-consolidation Share price could help generate interest in the Corporation among investors, as a higher anticipated Share price may meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the Shares at current price;

•                  Improved trading liquidity — an increased interest from investors may ultimately improve the trading liquidity of the Shares;

•                  Raise additional capital at a higher price per Share — the higher anticipated price of the post-consolidation common shares will allow the Corporation to raise additional capital through the sale of additional common shares at a higher price per Share than would be possible in the absence of the Consolidation; and

•                  Ability to meet listing requirements on certain senior stock exchanges — certain senior stock exchanges have a minimum trading price requirement for listing, which levels may not be able to be achieved without the Consolidation.

The Consolidation is subject to regulatory approval, including approval of the Exchange. As a condition to the approval of a consolidation of shares listed for trading on the Exchange, the Exchange requires, among other things, that an Exchange-listed issuer continue to meet the Exchange’s “Tier Maintenance Requirements” after the share consolidation. In order for the Corporation to continue to meet the applicable Tier Maintenance Requirements, the Corporation must have at least 150 “public shareholders” (as defined under Exchange policies) holding a certain minimum number of common shares of the Corporation, each free of “resale restrictions” (as defined under Exchange policies), after completion of the Share Consolidation.  As a result, the Board may determine that it is necessary to implement a lower Consolidation Ratio in order to satisfy the applicable Tier Maintenance Requirements and obtain approval of the Share Consolidation from the Exchange. The Board may also determine to implement a lower Consolidation Ratio for other reasons, such as to adjust to a higher stock price for the Corporation’s shares or to reflect an increase in the actual or expected value of the Corporation’s assets.

If the special resolution is approved, the Consolidation would be implemented, only upon a determination by the Board that it is in the best interests of the Corporation at that time. In connection with any determination to implement the Consolidation, the Board will set the timing for the Consolidation to become effective. No further action on the part of Shareholders would be required in order for the Board to implement the Consolidation.

If the Board does not implement the Consolidation prior to the next annual meeting of shareholders, the authority granted by the special resolution to implement the Consolidation on these terms would lapse and be of no further force or effect.  The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so.

Certain Risks associated with the Share Consolidation

•                  There are numerous factors and contingencies that could affect the Share price prior to or following the Consolidation, including the status of the market for the Shares at the time, the status of the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the common shares may not be sustainable at the direct arithmetic result of the Consolidation (for example, based on the closing price of the common shares on July 3, 2014 of $1.75 per common share, the direct arithmetic result of the Consolidation would be a post-consolidation market price of $8.75 per Share, based on a one for five consolidation), and may be lower. If the market price of the Shares is lower than it was before the Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all common shares at the then market price) after the Consolidation may be lower than before the Consolidation.

•                  If the Consolidation is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Shares outstanding. Furthermore, the liquidity of the Shares could be adversely affected by the reduced number of Shares that would be outstanding after the Consolidation.

•                  The Corporation may still be unable to meet the listing requirements of certain senior stock exchanges, even following a Consolidation.

•                  The Consolidation may result in some shareholders owning “odd lots” of less than 100 common shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Share to sell, than Shares held in “board lots” of even multiples of 100 Shares.

Procedure for Implementing the Consolidation, Notice of Consolidation and Letter of Transmittal

If the special resolution is approved by Shareholders and the Board decides to implement the Consolidation, the Corporation will file articles of amendment with the Director under the Business Corporations Act (Ontario) (the “Act”) in the form prescribed by the Act to amend the Corporation’s articles.  The Consolidation will become effective on the date shown in the certificate of amendment issued by the Director under the Act or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to the next annual meeting of shareholders.

Promptly after the date of the articles of amendment, the Corporation will give written notice thereof to all shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Shares to the Corporation’s registrar and transfer agent in exchange for new share certificates representing whole post-consolidation common shares. After the Share Consolidation, current issued share certificates representing pre-consolidation Shares will: (i)

constitute good delivery for the purposes of trades of post-consolidation Shares; and (ii) be deemed for all purposes to represent the number of post-consolidation Shares to which the shareholder is entitled as a result of the Consolidation.  No delivery of a new share certificate to a Shareholder will be made until the Shareholder has surrendered his, her or its current issued share certificates.

Effect on Non-Registered Holders

Non-Registered Holders holding their Shares through a bank, broker or other nominee should note such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

No Fractional Shares to be Issued

No fractional Shares will be issued in connection with the Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional common share upon the Consolidation, such fraction will be rounded down to the nearest whole number.

Effects of the Consolidation on the Shares

If approved and implemented, the Consolidation will occur simultaneously for all of the Shares and the Consolidation Ratio will be the same for all of such Shares. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from the Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Shares.

In addition, the Consolidation will not materially affect any Shareholder’s proportionate voting rights. Each Share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the Consolidation will be that the number of Shares issued and outstanding will be reduced from 159,629,759 common shares as of July 3, 2014 to approximately 31,925,952 Shares (basd on the maximum consolidatin ratio of one for five).  The implementation of the Consolidation would not affect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as reflected on the Corporation’s financial statements except: (i) to change the number of issued and outstanding Shares; and (ii) to change the stated capital of the Shares to reflect the Consolidation.

No Dissent Rights

Under the Act, Shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

The Name Change may be necessary in the event of a consolidation and will only be implemented if required by law.

In order to become effective, the Consolidation Resolution and Name Change must be approved by a vote of not less than two-thirds (2/3) of the votes cast by shareholders at the Meeting. Notwithstanding approval of the Name Change by a special resolution of the shareholders, the Board may, without further approval of shareholders, abandon the application for amended articles of incorporation to effect the Consolidation Resolution and Name Change at any time prior to the issue of a certificate of articles of amendment by the Director under the OBCA.

Text of the Consolidation Resolution

The text of the special resolution which Management intends to place before the Meeting for consideration and approval, with or without modification, is as follows:

RESOLVED AS A SPECIAL RESOLUTION THAT:

a)         the Corporation be and is hereby authorized to alter the authorized capital of the Corporation and to consolidate the common shares of the Corporation on the basis of one new common share for a maximum of every five pre-consolidation shares of the Corporation issued and outstanding, or such other lesser number as the Board of Directors of the Corporation may, in its discretion, determine and any regulatory body having jurisdiction may accept (the “Consolidation”);

b)         in the event that the Consolidation would otherwise result in the issuance of a fractional common share, no common share shall be issued and such fractional common share will be rounded down to the nearest whole number;

c)          the effective date of such Consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Act or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to the next annual meeting of shareholders;

d)         any director and officer of the Corporation is authorized, for and on behalf of the Corporation, whether under the corporate seal of the Corporation or otherwise, to execute and deliver or to cause to be executed and delivered all documents and to do or to cause to be done all things necessary or desirable to give effect to the intent of this resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Act, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination;

e)          the Board of Directors of the Corporation is hereby authorized to revoke this special resolution without further approval of the shareholders at any time prior to the endorsement by the Director appointed under the Act of a certificate of amendment in respect of the foregoing amendments; and

f)            if required, the Corporation be and is hereby further authorized to change its name to “POET Technologies Corp.” or such other name as the Board of Directors, in its sole discretion, determines to be appropriate and which the Director under the OBCA may accept.

Recommendation of Directors

The Board recommends that the Shareholders vote in favour of the Consolidation Resolution and Name Change.  Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the Consolidation Resolution.

D)           Approval and Ratification of Shareholders’ Rights Plan

The Company is seeking shareholders’ ratification of the adoption by the Board of a Shareholders’ Rights Plan (the “Rights Plan”) on July 3, 2014. The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid and to provide shareholders and the Board with adequate time to evaluate any bid for the Company and the opportunity to maximize shareholder value in the event of any such bid. The details of the Rights Plan are summarized below.

Rights

One Right will be issued and will attach to each outstanding Common Share of the Company. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to the Flip-In Event, the Rights are priced at five (5) times the Market Price of the Common Shares at the Separation Time (the “Exercise Price”). Separation Time means the close of business on the tenth Trading Day after the earlier of the first public announcement indicating that a person has become an Acquiring Person or the date of the commencement or first public announcement of an intention to commence a Take-over Bid (other than a Permitted Bid or Competitive Permitted Bid). If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase for the Exercise Price (5 times the Market Price) that number of Common Shares of the Company having an aggregate market value equal to twice the Exercise Price (2 times 5 times the Market Price being 10 times the Market Price).  The result of this provision is that, in the event a Flip-in Event occurs, subject to all other provisions of this agreement, each Right will constitute the right to purchase from the Company ten (10) additional Common Shares at 50% of the Market Price at the time of the Flip-in Event. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of the Company, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including a person who acquires 20% or more of the outstanding Common Shares from (i) acquisitions of Common Shares by the Company (e.g. through an issuer bid), (ii) pro rata distributions of Common Shares by the Company, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and underwriters who acquire Common Shares for the purpose of a public distribution.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or beneficial ownership of Common Shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, as such terms are defined in the Rights Plan, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a Take-over Bid circular and comply with the following:

•              the Take-over Bid must be made to all shareholders other than the bidder;

•              the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

•              the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60-day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

•              the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Takeover Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed.  Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

Until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board, with the prior consent of the holders of Common Shares, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board may determine to waive the application of the Rights Plan to any Flip-In Event, provided that the Board will be deemed to have waived the application of the Rights Plan to any other Flip-In Event occurring by reason of a Take-over Bid made prior to the expiry of the Take-over Bid in respect of which the waiver is granted. The Board may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that, at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Takeover Bid in respect of which the Board has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

The Rights Plan will expire, subject to certain conditions, at the close of the Annual Meeting of Shareholders of the Company three years after the Rights Plan is ratified by shareholders, and every three-year anniversary thereafter and so on unless the continuation of the Rights Plan for each such three- year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.

Full Text of Rights Plan

The full text of the Rights Plan is contained in a Shareholders’ Rights Plan Agreement between the Company and the Rights Agent, TMX Equity Transfer Sevices Inc., and is available without charge, by contacting the Corporate Secretary of The Company at (416) 368-9411.

A draft draft of the proposed of the Shareholders’ Rights Plan Agreement is posted on the Company’s website with the Proxy Materials and is subject to the approval of the TSXV as well as shareholders, and subject to modifications as may be requested by TMX Equity Transfer Services Inc.

Text of the Resolution

The text of the special resolution which Management intends to place before the Meeting for consideration and approval, with or without modification, is as follows:

“BE IT RESOLVED that:

a)         the adoption of the Shareholders’ Rights Plan, as approved by the Company’s Board on July 3, 2014, and substantially in the form as described in the Company’s Management Information Circular dated July 2, 2014, is hereby ratified and approved”; and

b)         any director or officer of the Company be and is hereby authorized and directed to sign and deliver, for and on behalf of the Company, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this resolution.”

In order to become effective, the Resolution must be approved by a vote of not less than two-thirds (2/3) of the votes cast by shareholders at the Meeting. Notwithstanding approval of the Rights Plan by a special resolution of the shareholders, the Board may, without further approval of shareholders, abandon the Rights Plan at any time prior to implementation.

Recommendation of Directors

The Board believes that the implementation of the Rights Plan is in the best interest of the Company and recommends that the holders of Common Shares vote in favour of the Rights Plan. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the approval of the resolution described above.

ADDITIONAL INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority of Ontario, Quebec, British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this Information Circular: (i) the financial statements for the year ended December 31, 2013, (ii) the report of the auditors thereon, and (iii) the related management’s discussion and analysis (MD&A).  Shareholders may contact the Company at 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1 to request copies of these documents or download them from the SEDAR website at <www.sedar.com>.

Additional information relating to the Company is also available on SEDAR or from the Company’s website at <www.poet-technologies.com>.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 3rd day of July, 2014.

APPROVED BY THE BOARD OF DIRECTORS

/s/ Peter Copetti
Peter Copetti, Interim CEO & Executive Chairman

SCHEDULE “A”

POET TECHNOLOGIES INC. (the “Company”)

THE AUDIT COMMITTEE’S CHARTER

1.          Composition

The AC comprises three (3) or more directors as determined by the Board, each of whom shall be unrelated non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. The Board shall appoint one of the members of the AC as chairperson. Such appointment will be for a one (1) year term and will be ratified by the full Board.  Each AC member must be, or must become, within a reasonable period of time after appointment, “financially literate,” which qualification shall be determined by the Board.  In addition, at least one (1) AC member shall have accounting or related financial management background/experience.

2.          Authority

The AC may, at its own initiative or at the request of the Board, investigate any activity of the Company.  All employees are directed to co-operate as requested by members of the AC.  The AC is empowered to retain persons having special competence as necessary to assist the committee in fulfilling its responsibility.

3.          Responsibility

The AC is to serve as a focal point for communication between non-committee directors, the independent (external) auditors and the Company’s Management Team as their duties relate to financial accounting, reporting, and controls.  The AC is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries, and the sufficiency of auditing relative thereto.  The AC is the Board’s principal agent in assuring the independence of the Company’s independent auditors, the integrity of financial management, and the adequacy of financial disclosures to shareholders.  However, the opportunity for the independent auditors to meet with individual directors or the entire Board, as needed, is not to be restricted.

The Company’s independent (external) auditors are ultimately accountable to the AC and the Board. The AC and the Board have the ultimate authority and responsibility to select, evaluate, and nominate the independent (external) auditor to be proposed for any shareholder approval; and where appropriate, to replace the Company’s independent (external) auditors.

4.          Meetings

The AC is to meet at least four (4) times per fiscal year or as many additional times as the committee deems necessary.

5.          Attendance

A majority of the members of the AC must be present at all committee meetings and every effort should be made to hold meetings with all members present.  As necessary or desirable, the chairperson may request that members of the Company’s Management Team and representatives of the independent (external) auditors be present at meetings of the committee.

6.          Minutes

Minutes of each AC meeting are to be prepared summarizing the matters discussed.

7.          Specific Mandate/Duties

a)         Inform the independent (external) auditors and Management Team that the independent (external) auditors and the members of the AC may communicate with each other at any time.

b)         Review with the CEO, CFO and independent (external) auditors, the Company’s policies and procedures to reasonably assure the adequacy of internal accounting and financial reporting controls.

c)          Have familiarity with the accounting and reporting principles and practices applied by the Company in preparing its financial statements and make, or cause to be made, all necessary inquiries of the Management Team and the independent (external) auditors concerning established standards of corporate conduct and performance and any deviations therefrom.

d)         Review, prior to the annual audit, the scope and general extent of the independent (external) auditor’s audit examinations. The auditors’ fees are to be arranged with the Management Team and annually summarized for the AC’s review and approval.

e)          Review with the Company’s Management Team the extent of non-audit services planned to be provided by the independent (external) auditors in relation to the objectivity needed in the audit.

f)           Review with the Company’s Management Team and the independent (external) auditors, upon completion of their audit, financial results and MD&A at year end, together with any related press releases, prior to filing or distribution.

g)          Evaluate the cooperation received by the independent (external) auditors during their audit examination, including their access to all requested records, data and information, and also inquire of the independent (external) auditors whether there have been any disagreements with the Company’s Management Team, which if not satisfactorily resolved would have caused the independent auditors to issue a non-standard report on the Company’s financial statements. Elicit the comments of the Management Team regarding the responsiveness of the independent auditors to the Company’s needs.

h)         Recommend to the Board whether, based on the reviews and discussions referred to above, the annual financial statements and any related MD&A should be included in the Company’s Annual Report filed on SEDAR, distributed to shareholders and otherwise released.

i)             Review with the Company’s Management Team and the independent (external) auditors (if required or determined necessary by the AC), interim financial results and MD&A, together with any related press releases, prior to filing or distribution.

j)            Recommend to the Board whether, based on the reviews and discussions referred to above, the interim financial statements and any related MD&A should be filed on SEDAR, distributed to shareholders and otherwise released.

k)         Discuss with the independent (external) auditors and the Company’s Management Team the quality of the Company’s financial and accounting personnel and any relevant recommendations the independent auditors (external) may have.

l)             Discuss any significant changes to the Company’s accounting principles and any items required to be communicated to the independent (external) auditors.

m)     Review and reassess the adequacy of the AC’s Charter at least annually and submit this same to the Board for approval.

n)         Ensure that the independent (external) auditors submit, on a periodic basis to the AC, a formal written statement delineating all relationships between the independent auditors and the Company, actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and recommend that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

o)         Recommend to the Board the retention or replacement of the independent auditors.

p)         Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former independent (external) auditors of the Company.

q)         Apprise the Board, as necessary, through minutes and special presentations of significant developments in the course of performing the above duties.

r)            Approve capital expenditures at levels up to the maximum amount of the AC’s authority as determined by the Board from time to time.  Any decisions made by the AC will be reported to the full Board and ratified at its next meeting.

s)               Recommend to the Board any appropriate extensions or changes in the duties of the AC.

t)                Establish and monitor procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the confidential, anonyContracts submission by employees of concerns regarding questionable accounting or auditing matters.  The AC shall review periodically with the Company’s Management Team these procedures and any significant complaints received.

SCHEDULE “B”

AMENDMENT TO BY-LAW NO. 1 OF POET TECHNOLOGIES INC. (THE ‘‘CORPORATION”)

8.4                               Direct Registration System.  Notwithstanding Section 8.3, the Corporation may use the Direct Registration System (“DRS”) instead of physical share certificates to allow the possibility that the shares of the Company be issued and traded via the DRS. The DRS provides for the electronic direct registration of shares in a shareholder’s name on the books of the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically. The DRS provides shareholders with an alternate approach to holding their shares in certificate or “street” form. Under the DRS, shareholders can elect to have their shares registered directly on the issuer’s records in book-entry form. A shareholder electing to hold a share in a DRS book-entry position receives a statement from the issuer or its transfer agent evidencing ownership of the share. The shareholder can subsequently electronically transfer the DRS book-entry position to its bank or broker/dealer.

SCHEDULE “C”

POET TECHNOLOGIES INC. (the “Corporation”)

2014 STOCK OPTION PLAN (the “Plan”)

1.              Purpose of the Plan

The purpose of the Plan is to assist the Corporation in attracting, retaining and motivating Directors, Employees and Consultants of the Corporation and which terms are hereinafter collectively referred to as (“Directors, Employees and Consultants”) and any of its subsidiaries and to closely align the personal interests of such Directors, Employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Corporation. Capitalized terms used in this Plan that are not otherwise defined have the meanings ascribed to them in TSX Venture Exchange Policy 4.4 — Incentive Stock Options (“Policy 4.4”) or TSX Venture Exchange Policy 1.1 - Interpretation.

2.              Implementation

The Plan and the grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange (“Exchanges”) on which the shares of the Corporation are listed at the time of the grant of any options under the Plan and of any governmental authority or regulatory body to which the Corporation is subject.

Upon approval by the Shareholders of the Corporation, the Plan will replace and supersede the previous Plan known as the “2013 Stock Option Plan” which was approved by Shareholders on June 21st, 2013. Notwithstanding that at some future date, the shares of the Corporation are no longer listed on the TSX Venture Exchange, the Plan will remain in effect until amended or discontinued in accordance with section 7, provided that it is in compliance with all applicable corporate and securities laws, rules and regulations.

3.              Administration

The Plan shall be administered by the Board of Directors of the Corporation which shall, without limitation, subject to the approval of the Exchanges, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it hereunder to such committee of directors of the Corporation as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used hereafter in the Plan, “Board of Directors” shall be deemed to include a committee of directors acting on behalf of the Board of Directors.

4.              Shares Issuable Under the Plan

Subject to the requirements of the TSX Venture Exchange:

(a)         the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under the Plan will not exceed 31,925,000 shares (being an increase of 5,450,000 since last shareholders’ approval and hereinafter referred to as the “Fixed Number”;

(b)         this Plan, in order to be implemented, requires the approval of the majority of the shareholders of the Corporation;

(c)          unless this Plan is approved by the majority of the disinterested shareholders of the Corporation (the “Disinterested Approval”),

(i)                   the aggregate number of shares reserved for issuance under stock options granted to Insiders of the Corporation (as a group), at any point in time, under this Plan and all outstanding stock option plans or grants of options may not exceed 10% of the issued shares of the Corporation;

(ii)                no options exceeding an aggregate of 10% of the issued shares of the Corporation, calculated at the date an option is granted to an Insider, may be granted to Insiders (as a Group) within a 12 month period under this Plan and all outstanding stock option plans or grants of options.;

(iii)             no options exceeding an aggregate of 5% of the issued shares of the Corporation, calculated on the date an option is granted to the Person, may be granted to any one Person (and, where permitted under Policy 4.4, any Companies wholly owned by that Person) within a 12 month period under this Plan and all outstanding stock option plans or grants of options;

upon the Corporation obtaining the requisite Disinterested Approval, the provisions set out in this subsection 4 (c) shall no longer apply;

(d)         no options exceeding an aggregate of 2% of the issued shares of the Corporation, calculated at the date an option is granted to the Consultant, may be granted to any one Consultant in a 12 month period;

(e)          no options exceeding an aggregate of 2% of the issued shares of the Corporation, calculated at the date an option is granted to any such Person, may be granted to all Persons retained to provide Investor Relations Activities in any 12 month period.  Persons retained to provide Investor Relations Activities shall include any Consultant that performs Investor Relations Activities and any Employee or Director whose role and duties primarily consist of Investor Relations Activities.

(f)           Policy 4.4 requires that the Board of Directors, through the establishment of appropriate procedures, monitor the trading in the securities of the Issuer by all Optionees performing Investor Relations Activities. These procedures may include, for example, the establishment of a designated brokerage account through which the Optionee conducts all trades in the securities of the Issuer or a requirement for such Optionees to file insider trade reports with the Board.

5.              Eligibility

(a)         General

Options may be granted under the Plan to Directors, Employees, Consultants, and Consultant Companies of the Corporation and any of its subsidiaries (collectively the “Optionees” and individually an “Optionee”).  Subject to the provisions of the Plan, the total number of Optioned Shares to be made available under the Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board of Directors.

(b)         Consultant Company and other Companies

Provided that a Form 4F (Certification and Undertaking Required from a Company Granted an Incentive Stock Option) duly completed and signed by the Optionee in the form attached hereto as Schedule “B” or such other form as may be amended by the TSX Venture Exchange from time to time, options may also be granted under the Plan to:

(i)             Except in relation to a Consultant Company, a company which is providing consulting services to the Corporation and is wholly owned by individuals eligible for an option grant.

(c)          Management Company Employees

Options may also be granted to individuals (hereinafter referred to as “Management Company Employees” ) employed by a company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation, except for services involving Investor Relations Activities.

(d)         Options Granted to Employees, Consultants or Management Company Employees

The Corporation and the Optionee are responsible for ensuring and confirming that, in the event it wishes to grant options under the Plan to Employees, Consultants, Consultant Companies or Management Company Employees, it will only grant such options to Optionees who are bona fide Employees, Consultants, Consultant Companies or Management Company Employees, as the case may be.

6.              Terms and Conditions

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

(a)         Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board of Directors, but shall be:

(i)             not less than the last closing price of the Corporation’s common shares as traded on the TSX Venture Exchange before the date of the stock option grant, unless the price determined by the Board of Directors is discounted, in which case shall not be less than the Discounted Market Price of the Corporation’s common shares as traded on the TSX Venture Exchange, or

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(ii)          such other price as may be agreed to by the Corporation and accepted by the TSX Venture Exchange,

provided that the exercise price for each Optioned Share in respect of options granted within 90 days of a Distribution by a Prospectus shall not be less than the greater of the Discounted Market Price and the price per share paid by public investors for listed shares of the Corporation under the Distribution.

(b)         Reduction in the Exercise Price of Options Granted to Insiders

In the event the Corporation wishes to reduce the exercise price of any options held by Insiders of the Corporation at the time of the proposed reduction, the approval of the disinterested Shareholders of the Corporation will be required prior to the exercise of any such options at the reduced exercise price.

(c)          Option Agreement

All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Corporation and each Optionee in the form attached hereto as Schedule “A” or such other form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation, or otherwise as determined by the Board of Directors.

(d)         Length of Grant

Subject to sections 6 (k), 6 (m), 6 (n), 6 (o), 6 (p) and 6 (s), all options granted under the Plan shall be for a term determined by the Board of Directors, provided that no options shall expire later than that date which is 10 years from the date such options were granted.

(e)          Non-Assignability of Options

All options granted under the Plan are non-transferable and non-assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession (subject to section 6 (p) hereof) and may be exercisable during the lifetime of the Optionee only by such Optionee.

(f)           Vesting Schedules

The following vesting schedules will apply to incentive stock options granted under the Plan. Each Optionee who is granted options under the Plan will become vested with the right to exercise one-quarter (1/4) of the options on the date of the grant of the options and a further one-quarter (1/4) upon the conclusion of every six months subsequent to the date of the grant of the options, such that that Optionee will be vested with the right to exercise one hundred percent (100%) of his options upon the conclusion of 18 months from the date of the grant of the options. The Board of Directors may, at the time of grant, apply a different vesting schedule for any or all options granted, including such schedule whereby the options will vest immediately, provided that options granted to Persons retained to provide “Investor Relations Activities” must vest in stages over a period of not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

(g)          Right to Postpone Exercise

Each Optionee, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

(h)         Exercise and Payment

Any option granted under the Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by bank draft or certified cheque/check payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by an Optionee the Corporation shall cause the transfer agent and registrar of shares of the Corporation to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice. If the Corporation has engaged an administrator to administer the Plan, such as an Internet-based administration platform, which also includes the availability of a broker-assisted exercise process, the Optionee agrees to follow the procedures established by the Corporation or such administrator with respect to the exercise of options.

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(i)             Rights of Optionees

The Optionees shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Corporation.

(j)            Effect of a Take-Over Bid

If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become fully vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)         the Offer is not completed within the time specified therein; or

(b)         all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof;

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 6 (f) shall be reinstated. If any Option Shares are returned to the Corporation under this section 6 (g), the Corporation shall immediately refund the exercise price to the Optionee for such Option Shares.

(k)         Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, fully vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days’ and not more than 30 calendar days’ notice is required.

(l)             Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become fully vested, whereupon such Option may be exercised in whole or in part by the Optionee, subject to the approval of the Exchanges if necessary.

(m)     Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to the Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like, of or by the Corporation, the Board of Directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation for those in another corporation is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise. All determinations of the Board of Directors under this section 6 (m) shall be full and final.

(n)         Termination for Cause

If an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Corporation or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

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(o)         Termination Other Than For Cause

(i)             If an Optionee ceases to be either an Employee, Consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6 (n) or as a result of the Optionee=s death, such Optionee shall have the right for a period of 90 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either an Employee, Consultant or Management Company Employee to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either an Employee, Consultant or Management Company Employee. Upon the expiration of such 90 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(ii)          If an Optionee ceases to be either a Director or Officer of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6 (n) or as a result of the Optionee=s death, such Optionee shall have the right for a period of 180 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a Director or Officer to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either a Director or Officer. Upon the expiration of such 180 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(iii)       If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent there were exercisable on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such 30-day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

(p)         Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee’s option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

(q)         Hold Period

In addition to any resale restrictions under securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an Issuer, and any other circumstances for which the Exchange Hold Period may apply, where the exercise price of the stock option is at a discount to the Market Price, all stock options and any Option Shares issued under stock options exercised prior to the expiry of the Exchange Hold Period must be legended with the Exchange Hold Period commencing on the date the stock options were granted.

(r)            Cancelled or Expired Options

Options that have been cancelled or that have expired without being exercised continue to be issuable under the plan under which they were approved.

(s)           Extension of Options during Blackout Period.

Stock options governed by this plan that have an expiry date which falls within a period (a “blackout period”) during which the Corporation prohibits Optionees from exercising their stock options are automatically extended as set out below. The following requirements are applicable to any such automatic extension provision:

(i)                   The blackout period must be formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Corporation formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances.

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(ii)                The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected stock options can be extended to no later than ten (10) business days after the expiry of the blackout period.

(iii)             The automatic extension of an Optionee’s options will not be permitted where the Optionee or the Issuer is subject to a cease trade order (or similar order under Securities Laws) in respect of the Issuer’s securities.

7.              Amendment and Discontinuance of Plan

Subject to the acceptance of the Exchanges, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under the Plan without the consent of that Optionee.

8.              No Further Rights

Nothing contained in the Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, Employee or Consultant of the Corporation or of any of its subsidiaries.

9.              Compliance with Laws

The obligations of the Corporation to sell shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Optionees as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

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SCHEDULE “A”

POET TECHNOLOGIES INC.

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement dated $ (the “Grant Date”) is entered into between POET TECHNOLOGIES INC. (“the Corporation”) and $ (the “Optionee”) pursuant to the Corporation’s Stock Option Plan (the “Plan”).  A copy of the current version of the Plan is available for download from SEDAR (www.sedar.com) or from the Company’s website (http://www.poet-technologies.com/documents/Stock-Option-Plan.pdf .

The parties agree and confirm that: (i) the Optionee was granted $ options (the “Options”), each option entitling the optionee to purchase one common share (an “Option Share” or collectively the “Optioned Shares”) of the Corporation for the price of $ per share (the “Exercise Price”); (ii) the Options will vest according to the vesting schedule set forth below, and only the vested Options are exercisable; (iii) unless exercised or cancelled earlier, the Options expire and this agreement will terminate on $ (the “Expiry Date”); (iv) the Options are subject to the conditions set out in the Plan and subject to there being no objection by the TSX Venture Exchange to the grant of the Option to the Optionee.

[INSERT VEST SCHEDULE TABLE]

For greater certainty, the Options continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee (i) is either a bona fide Director, Officer, Employee, Consultant, or Management Company Employee of the Corporation (as defined in Policy 4.4 of the TSX Venture Exchange), (ii) has read and understands the Plan, and (iii) agrees to the terms and conditions of the Plan and this Option Agreement.

The Optionee hereby agrees to comply with all applicable Canadian securities laws, all applicable securities laws of the Subscriber’s jurisdiction of residence and all applicable Rules, Regulations and Policies of the TSX Venture Exchange for the exercise of Options and the sale of the Optioned Shares.  Any sale of shares issuable under this Option Agreement prior to the effective date of the exercise is considered a short sale under applicable securities laws.

The Corporation has engaged Solium Capital Inc. (“Solium”) to administer the Plan using an Internet-based administration platform, which also includes the availability of a broker-assisted exercise process. The Optionee can exercise his Option by executing an “Exercise and Hold” or “Exercise and Sell” transaction by accessing Solium’s website or by telephone. For Exercise and Hold transactions, the aggregate Exercise Price along with the applicable withholding income taxes (“Taxes”) will need to be sent to the Secretary of the Corporation before the Optioned Shares can be issued and sent to the Optionee.  For Exercise and Sell transactions, the aggregate Exercise Price along with the applicable Taxes will be paid to Corporation by Solium from the proceeds of the sale of the Optioned Shares.

Upon any exercise of Options pursuant to an Exercise and Sell transaction, if the Optionee is a person residing in the United States at the time of exercising his Option, the Optionee covenants, agrees and certifies that as at the date of such exercise,

•            he is not an affiliate of the Corporation, as that term is defined in the U.S Securities Act of 1933, (or if he is, he is an affiliate of the Corporation only by virtue of being an officer or director of the Corporation),

•            he has not offered, and has not instructed any person to offer, the Optioned Shares to a person in the United States;

•            the sale of his Optioned Shares should only be executed in, on or through the facilities of The TSX Venture Exchange and neither he nor any person acting on his behalf know that a sale has been prearranged with a buyer in the United States,

•            neither he nor any affiliate of his nor any person acting on his behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Optioned Shares,

•            the sale will be bona fide and not for the purpose of “washing off” any resale restrictions imposed,

•            he does not intend to replace the shares sold with fungible unrestricted securities; and

•            his sale or contemplated sale is not a transaction, or part of a series of transactions which is part of a plan or scheme to evade the registration provisions of the 1933 Act.

Executed by the Corporation as of $.

POET TECHNOLOGIES INC.

Acceptance	Per:
Authorized Signatory

OPTIONEE (Employee Number)
Dated:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until four months and one day after the Grant Date. {IF APPLICABLE ONLY}

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SCHEDULE “B”

TSX Venture Exchange Form 4F

(Certification and Undertaking Required from a
 Company Granted an Incentive Stock Option)

(If required)